UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE

	November 23, 2004


via U.S. mail	via facsimile

Greg A. Walker, Esq.	Edward P. Tolley III, Esq.
General Counsel	Simpson Thacher & Bartlett LLP
Foundation Coal Holdings, Inc.	(F) (212) 455-2502
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland  21090-2227

Re:  	Foundation Coal Holdings, Inc.
	Form S-1/A#4 filed November 19, 2004
File No. 333-118427

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 15

1. We note that you intend to use $46.4 million of the proceeds to reduce your indebtedness. Nonetheless, disclose in a new risk factor that you are principally using the proceeds to pay the $350,000,000 dividend to your current stockholders, rather than for other purposes, such as to grow your business or to pay down your debt.


Closing Comments

Please direct questions to Perry Hindin at (202) 942-2822 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Please send all correspondence to us at the following ZIP code:
20549-0405.


        	               					Sincerely,




H. Roger Schwall
	Assistant Director


cc: 	P. Hindin
T. Levenberg
R. Baer
G. Schuler
S. Eisen
K. Calder

via facsimile
Edward P. Tolley III, Esq.
Foundation Coal Holdings, Inc.
November 23, 2004
page 1